UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KaloBios Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
48344T209
(CUSIP Number)
June 30, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule l3d-l(b)

☑    Rule 13d-l(c)

☐    Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Kapil Dhar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
949,752
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
949,752

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
949,752
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.37%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Sable Fiduciary Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
949,752
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
949,752

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
949,752
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.37%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

1	NAMES OF REPORTING PERSONS
Cortleigh Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
949,752
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
949,752

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
949,752
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.37%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Item l(a).	Name of Issuer:
KaloBios Pharmaceuticals, Inc.
Item l(b).	Address of Issuer’s Principal Executive Offices:
1000 Marina Boulevard, Suite 250,
Brisbane, CA 94005-1878
USA
Item 2(a).	Name of Person Filing:
Kapil Dhar
Item 2(b).	Address of Principal Business Office or, if None, Residence:
4th Floor, Rodus Building, Road Reef
Road Town, Tortola
British Virgin Islands
Item 2(c).	Citizenship:
Republic of India
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:
48344T209
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:
Items 5-11 of the cover pages are incorporated by reference. This Schedule 13G reflects indirect beneficial ownership of the shares of the Issuer by Kapil Dhar and Sable Fiduciary Limited as of June 30, 2016, arising from the direct beneficial ownership of the shares of the Issuer by Cortleigh Limited, as of the same date, in the percentage of shares specified in Item 11 of the cover pages, and does not reflect any subsequent activity. Cortleigh Limited is a subsidiary of Sable Fiduciary Limited, which is controlled by Kapil Dhar.
Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certification:
(c)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2016

/s/ Kapil Dhar
Name: Kapil Dhar

EXHIBITS

Exhibit Number	Description of Exhibit

24.1	Power of Attorney

99.1	Joint Filing Agreement